UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 15(d) of the Securities Act of 1934

For the transition period from              to

Commission File Number 001-09781

A.	Full title of the plan and the address of the plan, if different from the issuer named below:

MILLIPORE CORPORATION EMPLOYEES’ PARTICIPATION AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

MILLIPORE CORPORATION

290 CONCORD ROAD

BILLERICA, MA 01821

(Address of the principal executive office of the issuer)

REQUIRED INFORMATION

Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan at December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

99-1	Financial Report of Millipore Corporation Employees’ Participation and Savings Plan at December 31, 2009

99-2	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin
Retirement and Benefits Administration Committee

Date: June 25, 2010